EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)

	Year Ended September 30,							Nine Months Ended June 30,

	1998	1999	2000	2001		2002		2002		2003

Pretax income	$(36,654)	$(48,146)	$(27,764)	$(14,875)		$15,243		$10,713		$13,051
Loss on debt refinancing	3,017	—	—	—		—		—		6,313
Fixed charges (see below)	17,051	19,742	20,102	19,319		15,284		11,489		10,393
Equity loss in affiliate	—	—	—	611		552		600		208

Total adjusted earnings available for payment of fixed charges	$(16,586)	$(28,404)	$(7,662)	$5,055		$31,079		$22,802		$29,965
Fixed charges:
Interest expense	$15,868	$18,512	$18,872	$17,804		$14,054		$10,874		$9,778
Interest expense in rental expense	1,183	1,230	1,230	1,515		1,230		615		615

Total fixed charges	$17,051	$19,742	$20,102	$19,319		$15,284		$11,489		$10,393

Ratio (1)	—	—	—	0.26	x	2.03	x	1.98	x	2.88	x

(1)	Earnings did not cover fixed charges by $33.6 million, $48.1 million and $27.8 million for the years ended September 30, 1998, 1999 and 2000.